Exhibit 99.10

GLJ	Petroleum Consultants LETTER OF CONSENT
Principal Officers:
Harry Jung, P. Eng.
President, C.E.O.
Dana B. Laustsen, P. Eng.
Executive V.P., C.O.O.
Keith M. Braaten, P. Eng.
Executive V.P.

Officers / Vice Presidents:
Terry L. Aarsby, P. Eng.
Jodi L. Anhorn, P. Eng.
Leonard L. Herchen, P. Eng.
Myron J. Hladyshevsky, P. Eng.
Bryan M. Joa, P. Eng.
Mark Jobin, P. Geol.
John E. Keith, P. Eng.
John H. Stilling, P. Eng.
Douglas R. Sutton, P. Eng.
James H. Willmon, P. Eng.

Penn West Petroleum Ltd.
200, 207 – 9th Avenue SW
Calgary, AB  T2P 1K3

Re:	Engineer's Letter of Consent
Penn West Petroleum Ltd. ("Penn West")

We refer to: (i) our report dated January 28, 2011 and effective as of December 31, 2010, evaluating the crude oil, natural gas and natural gas liquids reserves and the net present value of future net revenue attributable to certain of the oil and natural gas assets effective as at December 31, 2010, and (ii) our report dated February 16, 2011 and effective as of December 31, 2010 consolidating the independent evaluations of Penn West's properties prepared in separate reports by GLJ Petroleum Consultants Ltd. and Sproule Associates Limited  (collectively, the "Reports").

We hereby consent to the use of our name and to the use of our Reports in Penn West's:  (i) Annual Report (Form 40-F) for the year ended December 31, 2010; (ii) Registration Statement on Form F-3 (No. 333-171675); (iii) press release regarding 2010 year-end results; (iv) Annual Information Form for the year ended December 31, 2010, including but not limited to, disclosures in accordance with National Instrument 51-101; and (v) Supplementary Oil and Gas Information (SFAS 69) (collectively, the "Disclosure Documents").

We have read the Disclosure Documents and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Reports, or that is within our knowledge as a result of the services performed by us in connection with the Reports.

Yours very truly,

GLJ PETROLEUM CONSULTANTS LTD.

/s/ Bryan M. Joa

Bryan M. Joa, P. Eng.
Vice-President
Dated:  March 17, 2011
Calgary, Alberta
CANADA

4100, 400 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 • (403) 266-9500 • Fax (403) 262-1855 • GLJPC.com